SHIFTPIXY, INC.
1 Venture, Suite 150

Irvine, CA 92618

May 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Katherine Bagley

Re:	ShiftPixy, Inc.
Registration Statement on Form S-1
File No. 333-237457
Request for Acceleration

Dear Ms. Bagley:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, ShiftPixy, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-237457), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on May 20, 2020, or as soon thereafter as practicable.

Please call Ivan Blumenthal, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6784 with any comments or questions regarding this matter.

Very truly yours, ShiftPixy, Inc.
By:	/s/ Scott Absher
	Name:	Scott Absher
	Title:	Chief Executive Officer

cc:	ShiftPixy, Inc.

Scott Absher

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Ivan K. Blumenthal, Esq.